UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at December 11, 2006

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 11, 2006

* Print the name and title of the signing officer under his signature
------

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ ANNOUNCES UPDATE ON MINERAL RIGHTS AND JSE LISTING

December 11, 2006 - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO) is pleased to announce that the Department of Minerals and Energy of South Africa has issued new order prospecting rights to the Company for the farms Rietfontein 2 KS, Malokongskop 780 LR and Drenthe 778 LR, which are a portion of its properties on the Northern Limb of the Bushveld Complex. The farms which cover a total of 5,857 hectares are all situated near the town of Mokopane in the Limpopo Province in South Africa. The Drenthe farm is part of the Boikgantsho Joint Venture with Anglo Platinum Limited.

The respective new order rights granted are valid for a period of five years, from 28 November 2006 to 27 November 2011. The granting of the old order rights to new order rights is in line with the requirements of the Minerals and Petroleum Resources Development Act of 2002 ("MPRDA").

Deputy CEO Mr Tumelo Motsisi said:

"I am very pleased with the approvals, as the conversion of the old order prospecting rights is an important element of advancing our projects. Such approval also meets a key objective of the MPRDA: providing security of tenure for prospecting, exploration and mining."

In June 2004, the South African Reserve Bank gave approval for Pelawan Investments (Pty) Ltd. ("Pelawan") to convert its 50% interest in the Ga-Phasha Project into a majority interest in Anooraq via a reverse takeover transaction ("RTO"). The Ga-Phasha Project, a 50:50 joint venture between Anooraq and Anglo Platinum, is located on the North Eastern Limb of the Bushveld Complex. One of the conditions of the approval of the RTO was for Anooraq to effect an inward listing on the then JSE Securities Exchange ("JSE") by October 2005. This date was subsequently extended to December 2006.

In keeping with the above, Anooraq announces that it has recently been granted approval by the South African Reserve Bank to effect its inward dual listing on the JSE. The listing of Anooraq's entire issued share capital on the South African bourse is currently subject to formal approval by the JSE. This inward listing on the JSE by the end of the year would mean that Anooraq and Pelawan have satisfied a key approval requirement of the RTO. The Company would also retain its primary listing on the TSX Venture Exchange and secondary listing on AMEX.

ISSUED ON BEHALF OF THE BOARD OF DIRECTORS OF ANOORAQ BY

Tumelo Motsisi
Managing Director and Deputy CEO
Anooraq Resources Corporation

For further details on Anooraq and its South African properties please visit the Company's website www.anooraqresources.com or contact:

Investor Relations Phumzile Langeni
Vancouver, Canada Executive Director, Investor Relations
Phone: (604)684-6365 Johannesburg , South Africa
Toll Free: 1-800-667-2114 Phone: +2711 883-0831 or +2783 745-5834

The TSX Venture Exchange and the American Stock Exchange have neither approved nor disapproved the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq ("the Company") expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.